UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due November 18, 2022

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 19, 2019

The following information regarding an issue of U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due November 18, 2022 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2019 (the “Information Statement”), the Prospectus dated June 3, 2008 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the “Program Agreement”), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, (“Citibank”) dated as of June 3, 2008 (the “Global Agency Agreement”), the Final Terms dated November 14, 2019 (the “Final Terms”), and the Terms Agreement dated November 14, 2019 (the “Terms Agreement”) each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S. $30,000,000 Callable Step-Up Fixed Rate Notes due November 18, 2022

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)

Interest Rate/Interest Payment Date. Payable semi-annually in arrears on May 18 and November 18 in each year, commencing May 18, 2020 and ending on and including the Maturity Date, not adjusted, at the rates given below:

1.600% beginning November 18, 2019;

1.800% beginning November 18, 2020;

2.000% beginning November 15, 2021.

See Final Terms Item 15

(c)	Maturity Date. November 18, 2022

(d)	Redemption Provisions/Amortization Provisions. The Notes are redeemable prior to maturity. See Annex A to Final Terms, Item 20.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47 the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See Final Terms Item 5.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (October 8, 2019);[1]

B.	Prospectus (June 3, 2008);[2]

C.	Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.	Resolution No. IFC 2014-0018 adopted May 9, 2014 by the Board of Directors of the Corporation[3];

E.	Global Agency Agreement (dated as of June 3, 2008);[2]

F.	Final Terms (November 14, 2019); and

G.	Terms Agreement (November 14, 2019)

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2019.
[2]	Filed on September 17, 2008.
[3]	Filed July 10, 2014

EXHIBIT F

EXECUTION VERSION

MIFID II product governance / Retail investors, professional investors and ECPs target market

The Corporation does not fall under the scope of application of the MiFID II package. Consequently, the Corporation does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of MiFID II.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression MiFID II means Directive 2014/65/EU, as amended.

Final Terms dated November 14, 2019

International Finance Corporation

Issue of

U.S.$30,000,000 Callable Step-Up Fixed Rate Notes due November 18, 2022

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2142

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$30,000,000

(ii) Tranche:	U.S.$30,000,000

5. Issue Price:	100 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$10,000 and integral multiples thereof

(ii) Calculation Amount:	U.S.$10,000

7. (i) Issue Date:	November 18, 2019

(ii) Interest Commencement Date:	November 18, 2019

8. Maturity Date:	November 18, 2022

9. Interest Basis:	Step-Up Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Corporation Call (further particulars specified below)

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	From and including the Issue Date, to but excluding November 18, 2020:

1.600 per cent. per annum

From and including November 18, 2020, to but excluding November 18, 2021:

1.800 per cent. per annum

From and including November 18, 2021, to but excluding November 18, 2022:

2.000 per cent. per annum

(ii) Interest Payment Date(s):	May 18 and November 18 in each year, commencing May 18, 2020, with the Following Business Day Convention

(iii) Fixed Coupon Amount:	U.S.$80.00 per Calculation Amount payable on each of May 18, 2020 and November 18, 2020

U.S.$90.00 per Calculation Amount payable on each of May 18, 2021 and November 18, 2021

U.S.$100.00 per Calculation Amount payable on each of May 18, 2022 and November 18, 2022

(iv) Broken Amount(s):	Not Applicable

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option I:	Applicable

(i) Optional Redemption Date(s):	Each February 18, May 18, August 18 and November 18, commencing on February 18, 2020.

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In whole only, at U.S.$10,000 per Calculation Amount

(iii) Notice Period:	Not less than 5 Business Days prior to the Optional Redemption Date. “Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London and New York, New York.

Call Option II (Automatic):	Not Applicable

21. Put Option:	Not Applicable

22. Final Redemption Amount of each Note:	U.S.$10,000 per Calculation Amount

23. Early Redemption Amount:	U.S.$10,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes:	Registered Notes: DTC Global Certificate available on Issue Date

25. New Global Note (NGN):	No

26. Financial Centre(s) or other special provisions relating to payment dates:	New York and London

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

28. Details relating to Partly Paid Notes:	Not Applicable

29. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

30. Redenomination, renominalization and reconventioning provisions:	Not Applicable

31. Consolidation provisions:	Not Applicable

32. Additional terms:

(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	November 14, 2019

(iii) Stabilizing Manager(s) (if any):	Not Applicable

34. If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. LLC, 1585 Broadway New York, NY 10036

35. Total commission and concession:	Not Applicable

36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Takehisa Eguchi
Duly authorized

PART B – OTHER INFORMATION

LISTING

(i) Listing:	Not listed

(ii) Admission to trading:	Not Applicable

RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No

ISIN Code:	US45950VNH59

Common Code:	208055135

CUSIP:	45950VNH5

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

UNITED STATES TAXATION

The following supplements the discussion under “Tax Matters” in the Prospectus and is subject to the limitations and exceptions set forth therein. The following section applies to you only if you are a U.S. Holder (as defined in the Prospectus), you acquire your Notes on the issue date and you hold your Notes as a capital asset for tax purposes.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes, because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if the Corporation calls the Notes immediately before the increase in the interest rate on November 18, 2020, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of the Corporation’s intention to call or not to call the Notes at any time. If the Corporation does not call the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price at such time. This deemed issuance should not give rise to taxable gain or loss to U.S. Holders. The same analysis would apply to the subsequent increase in the interest rate and therefore the Notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, the coupon on a Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether the Corporation calls the Notes).

Upon the disposition of a Note by sale, exchange or redemption (e.g., if the Corporation exercises its right to call the Notes) or other taxable disposition, a U.S. Holder will generally recognize capital gain or lossequal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates (which may exceed the 15% rate referenced in the Prospectus) where the property is held for more than one year. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a Note is subject to significant limitations.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its gross interest income and net gains from the disposition of Notes, unless such income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investments in the Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 2142 UNDER

THE STANDARD PROVISIONS

November 14, 2019

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s U.S.$30,000,000 Callable Step-Up Fixed Rate Notes due November 18, 2022 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on November 18, 2019 (the “Settlement Date”) at an aggregate purchase price of U.S.$30,000,000 (which is 100.00% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to November 8, 2019, 4:00 p.m. New York time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

4

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5	The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above.

6	The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. LLC

By:	/s/ Joshua Schanzer
Name: Joshua Schanzer
Title: Authorised Signatory

CONFIRMED AND ACCEPTED, as of the date first written above: INTERNATIONAL FINANCE CORPORATION

By:	/s/ Takehisa Eguchi
	Name:	Takehisa Eguchi
	Title:	Director

SCHEDULE I

Notice Details of the Dealer:

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Attention: Structured Notes

2